SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 Or 15 (D) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): October 30, 2007

Alaska Pacific Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Alaska	0-26003	92-0167101
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer Identification No.

2094 Jordan Avenue, Juneau, Alaska	99801
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number (including area code): (907) 789-4844

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.133-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b) On October 25, 2007, Deborah R. Marshall submitted to the Board of Directors her intention to retire from the board, effective December 31, 2007. Marshall served on the board for seventeen years and in recent years as the chair of the board's strategic planning and human resources committees.

(d) The board appointed William A. Corbus of Juneau, Alaska, effective January 1, 2008, to fill the remainder of her term that expires May 2010. Bill Corbus is currently the President and Director of Alaska Energy and Resources Company in Juneau, Alaska (Parent of Alaska Electric Light and Power Company), and Chairman and Director of Alaska Electric Light and Power Company. He previously served as Commissioner of the Alaska State Department of Revenue from December 2002 through 2006. While no assignments have officially been made, it is anticipated that two of the committees he will serve includes the Director's Loan Committee and the Corporate Governance Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ALASKA PACIFIC BANCSHARES, INC.

DATE: October 30, 2007   By: /s/Craig E. Dahl
                                        President and Chief Executive Officer